Filed by FPL Group, Inc.
                             Pursuant to Rule 425
                             Under the Securities Act of 1933
                             Commission File No.: 1-8841
                             Subject Company: FPL Group, Inc.


          The following communications contain certain
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the stockholders of ENTERGY CORPORATION to approve the merger; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated July 30, 2000. FPL GROUP, INC. is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                 * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from FPL GROUP, INC. by directing a request to 700 Universe Boulevard, Juno Beach, Florida, 33408.


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[FPL Group Logo]
                                                       FYIFAX

    Please copy, post or route this important information.

Merger Update #7
October 4, 2000

Leadership change announced for future merged company; Lew
Hay to head unregulated businesses

To more effectively leverage the management talent within FPL Group and Entergy for our future merged company, the two companies have announced a change in leadership assignments. Lew Hay, currently president of FPL Energy, is being designated as the group president of the unregulated businesses of the merged company. John Wilder, currently chief financial officer of Entergy, is being designated as the CFO of the new company.

In light of the companies' stated intent to form a joint venture to combine elements of their respective unregulated businesses, Mr. Hay will assume immediately the chairmanship of an ad hoc task team to identify and implement actions necessary to achieve that goal.

SEC Required Disclosures

Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995

          Information in this document may contain forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results of outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs,


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decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://wwwsec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of
Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning FPL Group's participants in the


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solicitation is set forth in FPL Group's Current Report on
Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form
8-K filed with the Commission on July 31, 2000.